UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-40234
CUSIP Number (Common Stock): 74623V 103
CUSIP Number (Units): 74623V 202
CUSIP Number (Warrants): 74623V 111
(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	PureCycle Technologies, Inc.

Address of Principal Executive Office (Street and number):	5950 Hazeltine National Drive, Suite 300

City, State and Zip Code:	Orlando, Florida 32822

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
PureCycle Technologies, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) by the prescribed due date for the reasons described below.
On October 7, 2020, the Southern Ohio Port Authority (“SOPA”) issued certain revenue bonds (the “Revenue Bonds”) pursuant to an Indenture of Trust dated as of October 1, 2020, between SOPA and UMB Bank, N.A., as trustee (“Trustee”), and loaned the proceeds from their sale to PureCycle: Ohio LLC, an Ohio limited liability company and indirect wholly-owned subsidiary of the Company (“PCO”), pursuant to a loan agreement dated as of October 1, 2020 between SOPA and PCO (“Loan Agreement”), to be used to, among other things, acquire, construct and equip the Company’s first commercial-scale recycling facility in Lawrence County, Ohio (the “Ironton Facility”).
Under the terms of the Loan Agreement, the Company was required to cause the Ironton Facility to be completed by December 1, 2022 (the “Outside Completion Date”). The Ironton Facility was not completed by the Outside Completion Date due to challenges resulting from, among other things, delays in the delivery of critical components, shortages of material, equipment or labor, increased costs and general supply chain issues, each as a result of the COVID-19 outbreak and the ongoing military conflict between Russia and Ukraine, and certain U.S. weather-related events. The Company is engaged in negotiations with a group of bondholders holding approximately 70% of the outstanding Series A bonds (such series representing just under $220,000,000 of the total $249,550,00 principal amount of the Revenue Bonds) and 100% of the outstanding Series B bonds (such series representing $20,000,000 of the total $249,550,000 principal amount of the Revenue Bonds) concerning whether there has been a default under the Loan Agreement as a result of the delay in the completion of the Ironton Facility and, if so, whether the parties can reach an agreement on a revised time table for the Outside Completion Date and other Loan Agreement-related milestones and matters.

As a result of the uncertainties relating to the foregoing and the negotiations, the Company requires additional time to finalize the financial statements and related information included in the Form 10-K. The Company is working diligently to complete the Form 10-K as soon as possible; however, the Company is unable to complete and file the Form 10-K by the required due date of March 1, 2023 without unreasonable effort and expense.
PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Brad S. Kalter	(877) 648-3565
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Safe Harbor for Forward-Looking Statements
Information in this Form 12b-25 report regarding the Company’s expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. All forward-looking statements included in this report, including expectations about the timing of the completion of the Form 10-K and the timing, form and content of the Form 10-K are based upon information available to the Company as of the date of this report, which may change, and the Company assumes no obligation to update any such forward-looking statements.
PureCycle Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2023	By: /s/ Brad S. Kalter
Brad S. Kalter General Counsel and Corporate Secretary